FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X.. Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 4 November 2010

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER        EXHIBIT DESCRIPTION
99                                    Notice to London Stock Exchange dated 4 November 2010
                                        3rd Quarter Results

Exhibit 99

2010 THIRD QUARTER AND NINE MONTHS RESULTS

ANOTHER QUARTER OF SOLID PROGRESS

Third Quarter highlights

•	Underlying volume growth 4.8%. Underlying sales growth 3.6% with underlying price growth improving to (1.2)%; in-quarter pricing was flat for the third successive quarter.
•	Advertising and promotions spend flat at constant exchange rates.
•	Underlying operating margin up 20bps. Lower gross margin, primarily due to increased commodity costs. Indirects significantly down, partly due to phasing which will reverse in the fourth quarter.

Nine Months highlights

•	Turnover up 10.9% at €33.4 billion.
•	Underlying volume growth 6.0%. Underlying sales growth 3.8% and underlying price growth (2.1)%.
•	Underlying operating margin up 30bps with higher gross margins offset by significant investment in advertising and promotions, up 100bps.
•	Operating Profit up 21% reflecting improved underlying operating profit, lower restructuring and the favourable impact of foreign exchange.
•	Fully diluted earnings per share €1.13 up 29%.

Chief Executive Officer

 "We have delivered another quarter of solid progress driven by our emerging markets business which again reported high levels of volume growth. This reflects the strength of our position in these markets where competitive activity is intense. Overall volume growth remained strong on the back of stronger innovations and the extension of our brands into new markets. In-quarter pricing was flat with increased prices in some categories offset by others where downward adjustments were needed to stay competitive. Over the course of the first nine months we have significantly increased the investment in our brands and are spending in line with the timing of our in-market activities.

These results confirm again that our strategy to focus on the consumer and to accelerate growth is working. Our priorities remain to drive profitable volume growth and strong cash flow along with steady and sustainable improvement in underlying operating margin for the year as a whole. We continue to expect underlying price growth to turn positive towards the end of the year."

Third Quarter 2010		Key Financials (unaudited) Current rates	Nine Months 2010

€11,548m	+13.2%	Turnover	€33,443m	+10.9%

+3.6%		Underlying sales growth*	+3.8%

€1,812m	+21%	Operating profit	€4,878m	+21%

€1,347m	+21%	Net profit	€3,556m	+29%

€0.43	+19%	Diluted Earnings per share	€1.13	+29%

Fourth Quarterly Interim Dividend €0.208 per share
(*) Underlying sales growth is a non-GAAP measure, see note 2 on Page 11 for further explanation of non-GAAP measures used.

4 November 2010

OPERATIONAL REVIEW: REGIONS

	Third Quarter 2010					Nine Months 2010
(unaudited)	Turnover	USG	Volume	Price	Change in Underlying Op Margin	Turnover	USG	Volume	Price	Change in Underlying Op Margin
	€m	%	%	%	bps	€m	%	%	%	bps
Unilever Total	11,548	3.6	4.8	(1.2)	20	33,443	3.8	6.0	(2.1)	30
Asia Africa CEE	4,598	6.7	8.8	(2.0)	(40)	13,266	7.5	10.6	(2.9)	(10)
Americas	3,774	3.9	4.3	(0.4)	(10)	10,973	3.8	5.1	(1.3)	(10)
Western Europe	3,176	(0.3)	0.6	(0.9)	160	9,204	(0.8)	1.3	(2.1)	140

The third quarter results reflect solid progress, particularly given the combined headwinds of slow economic growth, weak consumer confidence in many markets and higher commodity costs. Whilst market growth continues to be sluggish in the developed economies, the emerging markets continue to grow strongly albeit more slowly than the levels seen earlier in the year. Volume share improved in an environment of continuing high levels of competitive activity. In-quarter pricing was flat for the third successive quarter and gross margin declined in the face of higher input costs although this was partially mitigated by our strong cost savings initiatives. Advertising & promotions spend was flat at constant exchange rates against the high comparators in the prior year quarter. Indirects were significantly lower in the quarter, reflecting the benefits of our savings programmes and phasing effects, some of which will reverse in the fourth quarter.

The transformation of the organisation continues with the establishment of the global supply chain organisation and the announcement of the proposed acquisition of Alberto Culver. We expect to complete the acquisition of Sara Lee's personal care business during the fourth quarter of 2010.

Asia Africa CEE
The region grew ahead of the market and volume shares continue to improve, with particularly strong performances in South East Asia, Saudi Arabia, South Africa and India where the actions taken to respond to competitive pressure resulted in an improved performance across the portfolio. Turkey also performed strongly, notably in ice cream.

Asia and Africa continue to be the engine of growth in the region with double digit volume growth in the year-to-date. CEE markets remain stagnant but here too we continue to gain volume share.

Underlying operating margin was down, reflecting lower gross margins in the quarter and the continuing investment behind our brands. The rollout of the regional IT platform progressed well, with the new platform deployed and running in China, Hong Kong, Taiwan, Australia and New Zealand.

The Americas
Volume growth in North America was over 2%, a solid performance given the difficult market conditions. In the US, our performance in deodorants, hair, ice cream and frozen ready meals was particularly encouraging with good performance from recent innovations. We have gained volume share within the margarine segment but our share in spreads was weaker as a consequence of margarine losing share to butter.

In the quarter, Latin American markets grew strongly and we gained volume share whilst delivering underlying sales growth at around 7% with a positive contribution from pricing. The performance in Mexico was strong and broad-based across the portfolio. Year-to-date Brazil remains the key driver of volume growth in Latin America with pricing now progressively improving.

Western Europe
Volume growth in Western Europe was positive in the quarter and we continue to gain volume share. Underlying price growth in the third quarter improved from the previous quarter but was still negative year-on-year due to the high level of promotional intensity in many of our markets. Conditions in Greece, Spain and Ireland remain difficult.

Our ice cream business performed well, contributing strong underlying sales growth and share gains on the back of a successful innovation programme. Deodorants also continued to progress well.

Operating margin was again positive, primarily reflecting the benefits of the cost saving programmes.

OPERATIONAL REVIEW: CATEGORIES

	Third Quarter 2010		Nine Months 2010
(unaudited)	Turnover	USG	Turnover	USG
	€m	%	€m	%
Unilever Total	11,548	3.6	33,443	3.8
Savoury, Dressings & Spreads	3,564	1.7	10,474	0.8
Ice Cream & Beverages	2,457	6.1	6,951	5.4
Personal Care	3,546	4.5	10,246	6.7
Home Care & other	1,981	2.7	5,772	2.5

Q3 growth was solid across the portfolio with strong innovation led growth in ice cream and deodorants, partially offset by a decline in spreads. Innovation impact continues to increase as we successfully launch bigger and better innovations, more quickly across more markets. Magnum Gold?! has now been successfully launched in 29 countries and Dove Men+Care is now in 30 countries. In hair, Dove Damage Therapy has been launched successfully and is being extended into more markets. Beyond new innovations, we are increasingly expanding our powerful brands into new markets. The expansion of Lifebuoy into new markets is driving double digit global growth of the brand and the expansion of Cif into new markets in Asia has also delivered strong growth.

Savoury, Dressings and Spreads
Savoury growth continued to improve with volumes holding up well as price became positive. PF Chang restaurant quality frozen meals are driving North American growth and the Knorr cook-in bags are performing well in CEE, Turkey and Australasia. The Knorr Jelly bouillon is growing on the back of distribution extension in China and the Knorr Soupy noodles range is making good progress in India.

Although the spreads business remained weak, the Pro-activ brand is improving on the back of a new campaign which emphasises the core heart health benefits. Dressings benefitted from a strong quarter in the Americas. The free range egg/healthy ingredients campaign is doing well in all regions.

Ice Cream and Beverages
Strong ice cream growth was very encouraging, especially given the unfavourable summer weather in Europe. This reflects disciplined in-market execution and a strong innovation programme. Improved sales and market shares in the United States were driven by Klondike, Ben & Jerry's and new product launches. Fruttare goes from strength-to-strength in Latin America and we have also launched successfully in South East Asia. The launch of Magnum Mini helped drive strong growth in Turkey. Inmarko in Russia innovated across the price points and progressed well.

Tea growth remains healthy but slowed from previous quarters. There were good performances in the UK and India, both improving shares. The relaunch of Lipton Milk Tea in China has been received positively. Ades soy beverages are achieving strong double digit growth in Latin America, reflected in strengthening market shares.

Personal Care
Deodorants continue to deliver strong results and global shares continued to improve. Dove Men+Care has been launched across Europe with encouraging results. Rexona continues to make good progress helped by the success of Rexona Clinical and the relaunches in Japan and India. Sustained growth in Hair reflected a strong performance in both North and Latin America and the success of the Dove Damage Therapy launch. The Lux Hair relaunch in Japan and China has been received well and shows strong momentum.

Skin reflects the continuing success of Dove Nutrium Moisture and Dove Men+Care. The rollout of Lifebuoy continues to do well and is now in 33 markets. Vaseline Sheer Infusion has not met expectations but the Vaseline brand is growing well in emerging markets. In oral we have now rolled out Pepsodent anti-cavity to 25 countries and are supporting with the successful 'brush day and night' campaign. Signal White Now continues to do well and is now in 30 markets with multiple launches completed in Q3 2010.

Home Care and other
Laundry performance continues to improve with underlying price less negative and volumes holding up well despite sustained high levels of competitive intensity. The relaunches of Wheel and Rin have helped deliver market share improvements in India and the rollout of liquids continues to drive share gains across a number of markets. We have continued the rollout of the Surf brand into new markets.

The good performance in household cleaning reflects a combination of superior products, strong advertising and relevant innovations. Cif has achieved market leadership in multi-purpose and kitchen cleaners in Vietnam only 5 months after launch. Domestos continues to do well in Italy and growth in India reflects strength across the household cleaning portfolio.

ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS - NINE MONTHS

Finance costs and tax
The cost of financing net borrowings in the nine months was €321 million, little changed on the previous year as the benefit of lower net debt was offset by the adverse impact of currency. The interest rate on net borrowing was 6.2% reflecting the low interest rates on cash deposits. The charge for pensions financing was a credit of €12m compared with a net charge of €131m in the prior year.

The effective tax rate was 25.3% compared with 26.5% for 2009 primarily reflecting the geographical mix of profits.

Joint ventures, associates and other income from non-current investments
Net profit from joint ventures and associates, together with other income from non-current investments contributed €160 million compared to €119 million last year. The main factors behind the increase were the partial redemption of a portion of the preferred shares that had been held as consideration for the sale of Unilever's US laundry business in 2008 and a fair value adjustment on the warrants in Johnson Diversey, both in the first quarter of 2010.

Earnings per share
Fully diluted earnings per share at €0.43 for the quarter were 19% higher than the same period in 2009. The principal drivers for the increase were improved underlying operating profit, lower restructuring charges, lower pensions costs and the favourable impact of foreign exchange.

Fully diluted earnings per share for the nine months were €1.13, up 29% on the previous year.

Restructuring
Restructuring in the nine months was around 120 bps of Turnover, at €403 million. This reflects action being taken to make the business fit to compete in the current environment. Full year restructuring, excluding the impact of acquisitions and disposals, is expected at similar levels of turnover.

Cash Flow and Net Debt
Close management attention led to further reductions in average trading working capital as a percentage of turnover, which was negative for the fourth successive quarter. Total working capital increased against a very low starting point at the end of 2009.

Capital expenditure increased by €285 million to €1.1 billion, representing 3.3% of Turnover. This primarily reflects the investment required to support the strong volume growth of the business in emerging markets.

Free cash flow at €2.5 billion was lower than the prior year by €0.5 billion. Higher operating profits were offset by an increase in the absolute level of working capital, higher tax payments and the additional investment in capital expenditure. Free cash flow for the same period in 2009 benefited from a €0.5 billion working capital inflow.

Net debt at €6.1 billion was down from €6.4 billion as at 31st December 2009, as internal cash generation post dividends was partially offset by the impact of foreign exchange rates on net debt.

Pensions
The net pensions deficit was €3.5bn at the end of September up from €2.6bn at the end of 2009. This is mainly due to the impact of lower corporate bond rates on the calculation of the pension liabilities, partially offset by good asset returns over the year to end September.

Unilever NV Preference Shares
The cancellation of the 4% preference shares took place in August. It remains our intention to launch a tender offer in respect of the 6% and 7% preference shares in due course.

COMPETITION INVESTIGATIONS

As previously reported, in June 2008 the European Commission initiated an investigation into potential competition law infringements in the European Union in relation to consumer detergents.  The investigation is ongoing although no statement of objections against Unilever has been issued to date.

In December 2009, as previously reported, Unilever received separate statements of objection from the French competition authority and from the Italian competition authority in connection with investigations into certain product markets in France and Italy respectively.  In April 2010, Unilever received a statement of objections from the Dutch competition authority in relation to its investigation into certain product markets in The Netherlands.  An earlier decision by the Greek authority fining Unilever in relation to alleged restrictions on parallel trade within certain of its contracts with retailers in Greece is under appeal.

In addition and as previously disclosed, Unilever is involved in a number of other ongoing investigations by national competition authorities.  These include investigations in Belgium, France, Germany and Greece. These investigations are at various stages and concern a variety of product markets.

Substantial fines can be levied as a result of competition and antitrust investigations especially at the European Union level.  Fines imposed by the European Commission in other sectors for violations of the competition rules have amounted to hundreds of millions of euros.  It is too early reliably to estimate the total amount of fines to which Unilever will be subject as a result of all of these investigations. However, provisions have been made, to the extent appropriate, in relation to the national investigations.

It is Unilever's policy to co-operate fully with the competition authorities in the context of all ongoing investigations.  In addition, Unilever reinforces and enhances its internal competition law compliance procedures on an ongoing basis.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the 20-F Report and the Annual Report and Accounts 2009. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ENQUIRIES

Media: Media Relations Team UK +44 20 7822 6805 stephen.pain@unilever.com or +44 20 7822 6010 trevor.gorin@unilever.com NL +31 10 217 4844 flip.dotsch@unilever.com	Investors: Investor Relations Team +44 20 7822 6830 investor.relations@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

INCOME STATEMENT
(unaudited)

Third Quarter				€ million	Nine Months
2010	2009	Increase/ (Decrease)			2010	2009	Increase/ (Decrease)
		Current rates	Constant rates				Current rates	Constant rates

				Continuing operations:

11,548	10,201	13.2%	3.1%	Turnover	33,443	30,164	10.9%	3.6%

1,812	1,494	21%	12%	Operating profit	4,878	4,048	21%	14%

(149)	(221)			Restructuring, business disposals and other (RDIs) (see note 3)	(353)	(582)
1,961	1,715	14%	6%	Underlying operating profit	5,231	4,630	13%	7%

(103)	(122)			Net finance costs	(309)	(456)
14	16			Finance income	55	60
(121)	(97)			Finance costs	(376)	(385)
4	(41)			Pensions and similar obligations	12	(131)

36	36			Share in net profit/(loss) of joint ventures	104	99
-	(5)			Share in net profit/(loss) of associates	(5)	(8)
8	16			Other income from non-current investments	61	28

1,753	1,419	24%	15%	Profit before taxation	4,729	3,711	27%	21%

(406)	(302)			Taxation	(1,173)	(958)

1,347	1,117	21%	13%	Net profit	3,556	2,753	29%	22%

				Attributable to:
93	67			Non-controlling interests	267	214
1,254	1,050	19%	11%	Shareholders' equity	3,289	2,539	30%	22%

				Combined earnings per share
0.45	0.38	19%	10%	Total operations (Euros)	1.17	0.91	29%	21%
0.43	0.36	19%	10%	Total operations - diluted (Euros)	1.13	0.88	29%	21%

STATEMENT OF COMPREHENSIVE INCOME
(unaudited)

€ million	Nine Months
	2010	2009
Net profit	3,556	2,753

Other comprehensive income
Fair value gains/(losses) on financial instruments net of tax	(41)	91
Actuarial gains/(losses) on pension schemes net of tax	(792)	(216)
Currency retranslation gains/(losses) net of tax	297	328

Total comprehensive income	3,020	2,956

Attributable to:
Non-controlling interests	308	207
Shareholders' equity	2,712	2,749

STATEMENT OF CHANGES IN EQUITY
(unaudited)

€ million	Nine Months
	2010	2009
Equity at 1 January	12,536	10,372
Total comprehensive income for the period	3,020	2,956
Dividends on ordinary capital	(1,719)	(1,360)
Movement in treasury stock	15	39
Share-based payment credit	114	128
Dividends paid to non-controlling interests	(182)	(154)
Currency retranslation gains/(losses) net of tax	2	(6)
Other movements in equity	12	(24)
Equity at the end of the period	13,798	11,951

CASH FLOW STATEMENT
(unaudited)

€ million	Nine Months
	2010	2009

Cash flow from operating activities	4,837	4,768

Income tax paid	(971)	(674)

Net cash flow from operating activities	3,866	4,094

Interest received	50	60
Net capital expenditure	(1,087)	(802)
Acquisitions and disposals	70	(400)
Other investing activities	869	(48)

Net cash flow from/(used in) investing activities	(98)	(1,190)

Dividends paid on ordinary share capital	(1,738)	(1,413)
Interest and preference dividends paid	(314)	(350)
Change in financial liabilities	(115)	(644)
Other movements on treasury stock	28	32
Other financing activities	(169)	(137)

Net cash flow from/(used in) financing activities	(2,308)	(2,512)

Net increase/(decrease) in cash and cash equivalents	1,460	392

Cash and cash equivalents at the beginning of the period	2,397	2,360

Effect of foreign exchange rate changes	(210)	(201)

Cash and cash equivalents at the end of the period	3,647	2,551

BALANCE SHEET
(unaudited)

€ million	As at 30 September 2010	As at 31 December 2009	As at 30 September 2009

Goodwill	12,698	12,464	12,244
Intangible assets	4,723	4,583	4,506
Property, plant and equipment	7,239	6,644	6,270
Pension asset for funded schemes in surplus	658	759	565
Deferred tax assets	957	738	1,062
Other non-current assets	1,036	1,017	1,525
Total non-current assets	27,311	26,205	26,172

Inventories	4,359	3,578	3,741
Trade and other current receivables	4,169	3,429	4,384
Current tax assets	175	173	192
Cash and cash equivalents	3,826	2,642	2,698
Other financial assets	406	972	633
Non-current assets held for sale	651	17	42
Total current assets	13,586	10,811	11,690

Financial liabilities	(2,613)	(2,279)	(1,458)
Trade payables and other current liabilities	(9,736)	(8,413)	(8,645)
Current tax liabilities	(584)	(487)	(483)
Provisions	(293)	(420)	(644)
Liabilities associated with assets held for sale	(63)	-	(80)
Total current liabilities	(13,289)	(11,599)	(11,310)
Net current assets/(liabilities)	297	(788)	380

Total assets less current liabilities	27,608	25,417	26,552

Financial liabilities due after one year	7,680	7,692	8,794
Non-current tax liabilities	147	107	227
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	2,218	1,519	1,880
Unfunded schemes	1,915	1,822	1,983
Provisions	771	729	694
Deferred tax liabilities	783	764	806
Other non-current liabilities	296	248	217
Total non-current liabilities	13,810	12,881	14,601

Shareholders' equity	13,186	12,065	11,481
Non-controlling interests	612	471	470
Total equity	13,798	12,536	11,951

Total capital employed	27,608	25,417	26,552

NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

1 ACCOUNTING INFORMATION AND POLICIES

The condensed interim financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the International Accounting Standards Board.   The accounting policies and methods of computation are consistent with the year ended 31 December 2009.

The condensed interim financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison.

The income statement on page 7, the statements of comprehensive income and changes in equity on page 8, the cash flow statement on page 9, and the analysis of free cash flow on page 14 are translated at rates current in each period.

The balance sheet on page 10 and the analysis of net debt on page 15 are translated at period-end rates of exchange.

The financial statements attached do not constitute the full financial statements within the meaning of Section 434 of the UK Companies Act 2006.  Full accounts for Unilever for the year ended 31 December 2009 have been delivered to the Registrar of Companies.  The auditors' report on these accounts was unqualified and did not contain a statement under Section 498 (2) or Section 498 (3) of the UK Companies Act 2006.

2 NON-GAAP MEASURES

In our financial reporting we use certain measures that are not recognised under IFRS or other generally accepted accounting principles (GAAP).  We do this because we believe that these measures are useful to investors and other users of our financial statements in helping them to understand underlying business performance.  Wherever we use such measures, we make clear that these are not intended as a substitute for recognised GAAP measures.  Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.  Unilever uses 'constant rate' and 'underlying' measures primarily for internal performance analysis and targeting purposes.

The principal non-GAAP measure which we apply in our quarterly reporting is underlying sales growth, which we reconcile to changes in the GAAP measure turnover in notes 4 and 5. Underlying sales growth (abbreviated to 'USG' or 'growth') reports turnover growth at constant exchange rates, excluding the effects of acquisitions and disposals.  Turnover includes the impact of exchange rates, acquisitions and disposals.

We also comment on underlying trends in operating margin before the impact of restructuring, disposals and other one-off items, which we collectively term RDIs, on the grounds that the incidence of these items is uneven between quarterly reporting periods. Further detail on RDIs can be found in note 3.  We also discuss free cash flow, which we reconcile in note 8 to the amounts in the cash flow statement, and net debt, which we reconcile in note 9 to the amounts reported in our balance sheet and cash flow statement.

In explaining cash flow performance we refer to the trend of average trading working capital. This metric is used internally, focusing on average rather than closing positions to ensure consistent performance, whilst excluding the elements of working capital that operational management cannot influence.

3 SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT

In our income statement reporting we recognise restructuring costs, profits and losses on business disposals and certain other one-off items, which we collectively term RDIs.  We disclose on the face of our income statement the total value of such items that arise within operating profit.  In our operating review by region and in note 4 we highlight the impact of these items on our operating margin.

Third Quarter		€ million	Nine Months
2010	2009		2010	2009
		RDIs within operating profit:
(150)	(249)	Restructuring	(403)	(610)
1	3	Business disposals	50	3
-	25	Impairments and other one-off items	-	25
(149)	(221)	Total RDIs within operating profit	(353)	(582)

4 SEGMENT INFORMATION

Continuing operations - Third Quarter € million	Asia Africa CEE	Americas	Western Europe	Total

Turnover
2009	3,807	3,218	3,176	10,201
2010	4,598	3,774	3,176	11,548
Change	20.8%	17.3%	0.0%	13.2%
Impact of:
Exchange rates	13.2%	13.3%	1.7%	9.8%
Acquisitions	0.0%	0.0%	0.1%	0.0%
Disposals	0.0%	(0.3)%	(1.4)%	(0.5)%

Underlying sales growth	6.7%	3.9%	(0.3)%	3.6%
Price	(2.0)%	(0.4)%	(0.9)%	(1.2)%
Volume	8.8%	4.3%	0.6%	4.8%

Operating profit
2009	529	498	467	1,494
2010	658	573	581	1,812

Underlying operating profit
2009	585	547	583	1,715
2010	689	637	635	1,961

Operating margin
2009	13.9%	15.5%	14.7%	14.6%
2010	14.3%	15.2%	18.3%	15.7%

Underlying operating margin
2009	15.4%	17.0%	18.4%	16.8%
2010	15.0%	16.9%	20.0%	17.0%

Continuing operations - Nine Months € million	Asia Africa CEE	Americas	Western Europe	Total

Turnover
2009	11,238	9,709	9,217	30,164
2010	13,266	10,973	9,204	33,443
Change	18.0%	13.0%	(0.1) %	10.9%
Impact of:
Exchange rates	9.8%	8.9%	1.3%	7.0%
Acquisitions	0.2%	0.4%	0.2%	0.3%
Disposals	(0.1)%	(0.4)%	(0.8)%	(0.4)%

Underlying sales growth	7.5%	3.8%	(0.8)%	3.8%
Price	(2.9)%	(1.3)%	(2.1)%	(2.1)%
Volume	10.6%	5.1%	1.3%	6.0%

Operating profit
2009	1,495	1,381	1,172	4,048
2010	1,807	1,586	1,485	4,878

Underlying operating profit
2009	1,602	1,524	1,504	4,630
2010	1,885	1,717	1,629	5,231

Operating margin
2009	13.3%	14.2%	12.7%	13.4%
2010	13.6%	14.5%	16.1%	14.6%

Underlying operating margin
2009	14.3%	15.7%	16.3%	15.3%
2010	14.2%	15.6%	17.7%	15.6%

5 ADDITIONAL INFORMATION BY CATEGORY

Continuing operations - Third Quarter € million	Savoury Dressings and Spreads	Ice Cream and Beverages	Personal Care	Home Care and other	Total

Turnover
2009	3,239	2,182	3,029	1,751	10,201
2010	3,564	2,457	3,546	1,981	11,548
Change	10.0%	12.6%	17.0%	13.1%	13.2%
Impact of:
Exchange rates	7.9%	8.6%	12.0%	10.8%	9.8%
Acquisitions	0.0%	0.0%	0.0%	0.1%	0.0%
Disposals	0.2%	(2.3)%	0.0%	(0.7)%	(0.5)%
Underlying sales growth	1.7%	6.1%	4.5%	2.7%	3.6%

Operating profit
2009	519	317	455	203	1,494
2010	681	332	637	162	1,812

Operating margin
2009	16.0%	14.5%	15.0%	11.6%	14.6%
2010	19.1%	13.5%	18.0%	8.2%	15.7%

Continuing operations - Nine Months € million	Savoury Dressings and Spreads	Ice Cream and Beverages	Personal Care	Home Care and other	Total

Turnover
2009	9,783	6,314	8,832	5,235	30,164
2010	10,474	6,951	10,246	5,772	33,443
Change	7.1%	10.1%	16.0%	10.3%	10.9%
Impact of:
Exchange rates	5.5%	6.4%	8.2%	8.2%	7.0%
Acquisitions	0.3%	0.0%	0.4%	0.1%	0.3%
Disposals	0.3%	(1.9)%	0.0%	(0.6)%	(0.4)%
Underlying sales growth	0.8%	5.4%	6.7%	2.5%	3.8%

Operating profit
2009	1,376	810	1,356	506	4,048
2010	1,823	858	1,719	478	4,878

Operating margin
2009	14.1%	12.8%	15.4%	9.7%	13.4%
2010	17.4%	12.3%	16.8%	8.3%	14.6%

6 TAXATION

The effective tax rate for the nine months was 25.3% compared with 26.5% for 2009.  The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.

Tax effects of components of other comprehensive income were as follows:

€ million	Nine Months 2010			Nine Months 2009
	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After tax

Fair value gains/(losses) on financial instruments	(56)	15	(41)	140	(49)	91
Actuarial gains/(losses) on pension schemes	(1,096)	304	(792)	(309)	93	(216)
Currency retranslation gains/(losses)	297	-	297	328	-	328

Other comprehensive income	(855)	319	(536)	159	44	203

7 RECONCILIATION OF NET PROFIT TO CASH FLOW FROM OPERATING ACTIVITIES

€ million	Nine Months
	2010	2009

Net profit	3,556	2,753
Taxation	1,172	958
Share of net profit of joint ventures/associates and other income
from non-current investments	(159)	(119)
Net finance costs	309	456
Operating profit	4,878	4,048
Depreciation, amortisation and impairment	741	734
Changes in working capital	(463)	501
Pensions and similar provisions less payments	(291)	(568)
Restructuring and other provisions less payments	(121)	(125)
Elimination of (profits)/losses on disposals	(66)	5
Non-cash charge for share-based compensation	114	128
Other adjustments	45	45
Cash flow from operating activities	4,837	4,768

8 FREE CASH FLOW

€ million	Nine Months
	2010	2009

Cash flow from operating activities	4,837	4,768
Income tax paid	(971)	(674)
Net capital expenditure	(1,087)	(802)
Net interest and preference dividends paid	(264)	(290)
Free cash flow	2,515	3,002

9 NET DEBT

€ million	As at 30 September 2010	As at 31 December 2009	As at 30 September 2009

Total financial liabilities	(10,293)	(9,971)	(10,252)
Financial liabilities due within one year	(2,613)	(2,279)	(1,458)
Financial liabilities due after one year	(7,680)	(7,692)	(8,794)
Cash and cash equivalents as per balance sheet	3,826	2,642	2,698
Cash and cash equivalents as per cash flow statement	3,647	2,397	2,551
Add bank overdrafts deducted therein	179	245	147
Other financial assets	406	972	633
Net debt	(6,061)	(6,357)	(6,921)

10 COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally the following:
(i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust and (ii) the exercise of share options by employees.

Earnings per share for total operations for the nine months were calculated as follows:

	2010	2009

Combined EPS - Basic
Average number of combined share units (Millions of units)	2,812.1	2,794.5

Net profit attributable to shareholders' equity	3,289	2,539

Combined EPS	1.17	0.91

Combined EPS - Diluted
Adjusted average number of combined share units (Millions of units)	2,905.4	2,885.6

Combined EPS - diluted	1.13	0.88

The numbers of shares included in the calculation of earnings per share is an average for the period.  During the period the following movements in shares have taken place:
Millions
Number of shares at 31 December 2009 (net of treasury stock)	2,804.2
Net movements in shares under incentive schemes	11.3
Number of shares at 30 September 2010	2,815.5

11 DIVIDENDS

As agreed at the 2009 Annual General Meetings, Unilever moved to the payment of quarterly dividends with effect from 1 January 2010.

The Boards have declared a quarterly interim dividend for Q3 2010 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:
Per Unilever N.V. ordinary share:	€ 0.2080
Per Unilever PLC ordinary share:	£ 0.1820
Per Unilever N.V. New York share:	US$ 0.2916
Per Unilever PLC American Depositary Receipt:	US$ 0.2916

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by the European Central Bank on 2 November 2010.

The quarterly interim dividends will be payable as from 15 December 2010, to shareholders registered at close of business on 12 November 2010.  The Unilever N.V. ordinary shares and the Unilever PLC ordinary shares will go ex-dividend on 10 November 2010, and the NV New York shares of Unilever N.V. and the American Depositary Receipts of Unilever PLC will go ex-dividend on 9 November 2010.

US dollar checks for the quarterly interim dividend will be mailed on 14 December 2010, to holders of record at the close of business on 12 November 2010.  In the case of the NV New York shares, Netherlands withholding tax will be deducted.

12 ACQUISITIONS AND DISPOSALS

On 18 January 2010 we announced a definitive agreement with Hormel Foods Corporation to sell our Shedd's Country Crock branded side dish business in the US. The transaction was completed in February 2010. Under the terms of the agreement, Hormel will market and sell Shedd's Country Crock chilled side-dish products, such as homestyle mashed potatoes, under a licence agreement.

On 26 April 2010 we announced the agreement with Strauss Holdings Ltd to increase the Unilever shareholding in Glidat Strauss Israel from 51% to 90% for an undisclosed sum. The transaction was completed on 7 October 2010.

On 1 June 2010 we completed the disposal of the Brunch brand in Germany to Bongrain.

On 9 August 2010 we announced an asset purchase agreement with the Norwegian dairy group TINE, to acquire the Ice Cream operations of Diplom-Is in Denmark, as of 30th September 2010. The value of the transaction is undisclosed.

On 24 September 2010 we announced a definitive agreement to sell our consumer tomato products business in Brazil to Cargill for approximately R$600 million. The assets and liabilities related to this business are reported as held for sale.

On 27 September 2010 we announced a definitive agreement to acquire Alberto Culver Company for US$3.7 billion in cash. The acquisition is subject to regulatory approval and approval of the Alberto Culver shareholders.

On 28 September 2010 we announced an agreement to buy EVGA's ice cream brands and distribution network in Greece for an undisclosed sum. The agreement is subject to regulatory approval by the Greek competition authorities.

The disposal of our frozen foods business in Italy for €805m to Birds Eye Iglo was completed on 1 October 2010. The assets and liabilities related to this business are reported as held for sale.

The acquisition of Sara Lee's personal care business is expected to be completed during Q4 2010.

13 EVENTS AFTER THE BALANCE SHEET DATE

There were no material post balance sheet events other than those mentioned elsewhere in this report.